Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Hong Kong Xibolun Technology Limited	Hong Kong

Zhejiang Xibolun Automation Project Technology Co., Ltd.	People’s Republic of China

Wenzhou Xibolun Fluid Equipment Co., Limited	People’s Republic of China